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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                             Sangstat Medical Corp.
                                (Name of Issuer)

                                     Common
                         (Title of Class of Securities)

                                   801003 10 4
                                 (CUSIP Number)

                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/X/ Rule 13d-1(b)   / / Rule 13d-1(c)   / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

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CUSIP No. 801003 10 4                                                 Schedule
13G

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Dresdner Bank AG  13-2722082

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)  / /            (b)  /X/

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Frankfurt, Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5    SOLE VOTING POWER             1,444,040
6    SHARED VOTING POWER           -0-
7    SOLE DISPOSITIVE POWER        1,827,540
8    SHARED DISPOSITIVE POWER      66,000

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,893,540

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     / /

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          11.68%

12   TYPE OF REPORTING PERSON*

          BK, HC

*See Exhibit A.

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Item 1(a) Name of Issuer:

     Sangstat Medical Corp.

Item 1(b) Address of Issuer's Principal Executive Offices:

     1505 Adams Drive
     Menlo Park, CA  94025

Item 2(a) Name of Person Filing:

     Dresdner Bank AG

Item 2(b) Address of Principal Business Office or, if none, Residence:

     Jurgen-Ponto-Platz 1
     60301 Frankfurt, Germany

Item 2(c) Citizenship:

     German Bank

Item 2(d) Title of Class of Securities:

     Common

Item 2(e) CUSIP Number:

     801003 10 4

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (g)  /X/  A parent holding company or control person in accordance with
Section 240.13d-1(b)(1)(ii)(G).
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Item 4.  Ownership.

     See responses to Items 5, 6, 7, 8, 9, and 11 of Cover Page.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     See Exhibit A.

Item 8.  Identification and Classification of Members of the Group.

     Not Applicable.

Item 9.  Notice of Dissolution of Group.

     Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 1999

By   /s/ Timothy B. Parker
     Timothy B. Parker
     In his capacity as
     Attorney-in-Fact
     for Dresdner Bank AG

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EXHIBIT A

Dresdner RCM Global Investors LLC ("Dresdner RCM") is an investment adviser and a wholly owned subsidiary of Dresdner RCM US Holdings LLC ("DRCM Holdings"). Dresdner RCM Holdings, a Delaware Limited Liability Company, is a wholly owned subsidiary of Dresdner Bank AG ("Dresdner"). Dresdner is an international banking organization headquartered in Frankfurt, Germany.

Dresdner has filed this Schedule 13G pursuant to Section 240.13d-(b)(1)(ii)(G) of the Act.

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EXHIBIT B

                                POWER OF ATTORNEY

Dresdner Bank AG, a bank incorporated under the Laws of the Federal Republic of Germany, having its principal office at Jurgen-Ponto-Platz 1, Frankfurt am Main, Germany hereby authorizes

                                William L. Price,
                                 Susan C. Gause,
                           Kenneth B. Weeman, Jr., or
                                Timothy B. Parker

each of them individually as attorney-in-fact and agent, to represent, sign, and deliver on behalf of Dresdner Bank AG, Frankfurt am Main, Schedule 13D, Schedule 13G or Form 13F under the Securities Exchange Act of 1934, as applicable, and all such other documents and make such other declarations as the attorney-in-fact shall deem appropriate in connection with the filing of such schedules and documents with the U.S. Securities and Exchange Commission (the "SEC") or with any other necessary person or entity, and to complete such schedules or documents and to make such statements or do such acts as are necessary to effect such filing. This Power of Attorney includes the power to effect such filing on EDGAR, the SEC's Electronic Data Gathering, Analysis, and Retrieval system. This Power of Attorney is valid for any acts required to effect the above-mentioned filings and will remain valid until being revoked by Dresdner Bank AG in writing.

Frankfurt am Main, January 29, 1999

                                Dresdner Bank AG

By:     /s/ Alfred Schulze
        Alfred Schulze
Title:  Senior Manager

By:     /s/ Dr. Reinhard Preusche
        Dr. Reinhard Preusche
Title:  General Manager